ROPES & GRAY LLP 111 SOUTH WACKER DRIVE, 46th FLOOR CHICAGO, ILLINOIS 60606 WWW.ROPESGRAY.COM

January 20, 2011	Jonathan M. Grandon, Esq.
312-845-1200
312-845-5500 fax
jonathan.grandon@ropesgray.com

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Eurand N.V.
Schedule TO-T/A filed January 11, 2011 by Axcan Pharma Holding B.V. and
Axcan Holdings Inc.
SEC File No. 005-82904

Dear Mr. Duchovny,

On behalf of each of Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and Axcan Holdings Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Bidders”), we are writing in response to the comment letter, dated January 12, 2011 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Purchaser’s above-referenced Schedule TO-T/A, filed on January 11, 2011 (as the same may be amended, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Schedule 13D, filed on December 20, 2010 (as the same may be amended, “Schedule 13D”), under the Exchange Act.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Bidders. Page numbers and other similar references used in the Staff’s comments below refer to the original Schedule TO, unless otherwise noted. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO.

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Response to Staff Comments

Schedule TO-T/A

1.	We reissue prior comment 1. File all schedules, exhibits or annexes to your exhibits with the Schedule TO. Alternatively, provide us with your detailed legal analysis as to how omission of such documents is in compliance with the requirements of Schedule TO and Regulation M-A.

Response:

As noted in our response to comment 2 below, the Bidders have filed all exhibits to the debt commitment letter. The Bidders have therefore filed all schedules, exhibits or annexes to the exhibits with the Schedule TO, except for the schedules to the Purchase Agreement.

We have carefully reviewed the regulations of Schedule TO and Regulation M-A with regard to the filing of schedules, exhibits and annexes to exhibits with the Schedule TO. The Bidders filed the Purchase Agreement pursuant to the requirements of Item 1016(d) of Regulation M-A, which requires the filing of “any document setting forth the terms of any agreement, arrangement, understanding or relationship referred to in response to Item 1005(e) or Item 1011(a)(1) of Regulation M-A.” The Bidders acknowledge that the Purchase Agreement is a material agreement between the Bidders and Eurand, and that the terms of the Purchase Agreement are material to a security holder’s decision whether to tender the securities sought in the tender offer, and the Bidders have therefore described the material terms of the Purchase Agreement as required under Item 1011(a)(1) of Regulation M-A. However, as we have discussed with the Staff, the Bidders have carefully reviewed the disclosure schedules to the Purchase Agreement and do not believe that such disclosure schedules contain information material to the Eurand stockholders’ decision as to whether to tender shares into the offer. The disclosure schedules were therefore not described in the Offer to Purchase in response to Item 1011(a)(1) and are not, in the Bidders view, required to be filed under Item 1016(d) of Regulation and M-A. The Bidders therefore believe that they have complied with the regulations of Schedule TO and Regulation M-A. If requested by the Staff, the Bidders would be willing to provide a copy of the complete disclosure schedules for the Staff’s review, and to discuss any items that the Staff believes may be material. The Bidders would also be willing to represent in the Offer to Purchase that the Bidders do not believe that the information contained in the disclosure schedules is material to a Eurand stockholder’s decision as to whether or not to tender shares into the Offer.

We also note that the overwhelming market practice in connection with third party tender offers is that disclosure schedules, or similar disclosure documents, are not typically filed. After receiving the Staff’s comment, we performed a survey of market practice and discovered that in the past 180 days, of the 35 bidders who filed Schedule TO-Ts containing a merger or similar acquisition agreement, none filed disclosure schedules or similar disclosure documents. This is not to say that market practice is controlling, or that our view of the legal requirements of the

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regulations promulgated under the Exchange Act should be interpreted by majority practice, but it does clearly indicate that participants in tender offers do not prepare disclosure schedules with a view toward public disclosure, and that if the SEC believes that such disclosure schedules should be filed in connection with tender offers, it may be appropriate to provide such guidance in a public forum.

2.	File all of the exhibits to the commitment letter filed as exhibit (b)(1) to Schedule TO. We may have further comments after reviewing the complete exhibit.

Response:

As the Staff has requested, the Bidders have filed all of the exhibits to the commitment letter as Exhibit (b)(1) to Schedule TO.

Offer to Purchase

Summary Term Sheet, page S-i

3.	We note your response to prior comment 7 and the revisions made in response to prior comment 13. We believe the Equity Providers are bidders in the current tender offer. We note that the TPG entities, or their affiliates, control the named bidders through their share ownership, that they are funding a substantial amount of the offer price, and that they played a role in the negotiation of the current transaction. Finally, we note that, as our Current Issues and Rulemaking Projects Outline indicated, disclosure of information pursuant to Instruction C of Schedule TO does not eliminate the requirement that all bidders sign the Schedule TO and take direct responsibility for the disclosure. Thus, please include the Equity Providers as bidders in the Schedule TO and include all required information under the Schedule for the new bidders.

Response:

We respectfully reaffirm our response to prior comment 7. We have carefully reviewed the requirements of Rule 14d-1(g)(2) and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Project Outline” (November 14, 2000), which sets forth certain factors that the Staff considers relevant in determining whether an entity should be identified as a “bidder” in connection with a tender offer. The Bidders concluded that the offer was not made on behalf of the Equity Providers, and therefore, the Bidders do not believe that the Equity Providers should be considered “bidders” under Rule 14d-1(g)(2) and are likewise not required to sign the Schedule TO.

The Bidders acknowledge that the Equity Providers, together with certain affiliates, own the majority of the Parent’s equity securities. We note, however, that the Staff has stated that it will not ordinarily go further up the chain of ownership if a named bidder is an established entity with substantive operations. Although Purchaser is an acquisition vehicle acquired by Parent for the

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purpose of making the offer and consummating the acquisition, Parent is an established entity that owns operating subsidiaries that, on September 30, 2010, had total assets of approximately $713.2 million, including cash and cash equivalents of approximately $161.5 million, and, for the fiscal year ended September 30, 2010, had revenues of approximately $355 million. Consequently, the Bidders respectfully submit that the Staff need not go further up the chain of ownership, especially where the Bidders do not believe that there is any material information regarding the Equity Providers that has not been disclosed that would impact the decision of Eurand stockholders to tender shares in the offer.

The Bidders acknowledge that representatives of TPG Capital, L.P. (“TPG”), an affiliate of the Equity Providers, participated in the negotiations with Eurand and the Equity Providers provided equity commitments in connection with the transaction. However, when the representatives of TPG participated in the negotiations, they were acting as advisors to Axcan under the management services agreement between Parent and TPG, which provides for transaction advisory services to be rendered to Parent by TPG. Parent identified Eurand as a significant strategic growth opportunity for Parent. Given Parent and Eurand’s existing commercial relationship, Parent recognized the complementary operations between Parent and Eurand. Parent considered Eurand’s established European presence as a means to expand Parent’s geographic footprint. Moreover, Parent’s interest in Eurand stemmed from its recognition that Eurand could provide additional drug technologies to Parent and expand Parent’s research and development opportunities. Parent identified the significant potential for meaningful synergies with Eurand and sought TPG’s expertise in negotiating and consummating strategic acquisitions in its negotiations with Eurand. Parent had the primary role in initiating, structuring and negotiating the tender offer. To clarify the role of TPG during the period leading up to the offer, the Bidders have revised Section 10 — “Background of the Offer; Past Contacts or Negotiations with Eurand” under the subheading “Background of the Offer” on pages 21 through 24 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase) as marked below.

“The following is a description of contacts between and among representatives of Parent or Purchaser (which together are referred to herein as “Axcan”), representatives of TPG Capital, L.P. (“TPG”) (acting as ~~Axcan representatives under the~~ advisors to Axcan pursuant to the management services agreement between Parent and TPG (the “Management Agreement”) which provides that transaction advisory services may be rendered to Parent by TPG from time to time), and representatives of Eurand that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of Eurand’s activities relating to these contacts, please refer to Eurand’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase. During the course of the time period described below, there were numerous other interactions between Eurand and Purchaser due to their longstanding commercial relationship unrelated to the Offer.

On June 15, 2010, representatives of Goldman Sachs International (“GSI”), the financial advisor engaged by Eurand, contacted representatives of Axcan regarding a potential strategic transaction. Shortly after this initial contact by GSI, representatives of Axcan contacted representatives of TPG (acting as advisors to Axcan under the Management Agreement) to discuss the potential opportunity.

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On July 13, 2010, following initial contact by GSI, TPG (acting as advisors to Axcan under the Management Agreement), Axcan Pharma Inc. (“Axcan Pharma”) and Eurand entered into a confidentiality agreement, dated as of July 13, 2010 (the “Confidentiality Agreement”) and on July 14, 2010, the Chief Executive Officer and Chief Financial Officer of Eurand met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 29, 2010, representatives of Eurand responded in writing to the questions that representatives of Axcan had submitted.

On August 2, 2010, GSI delivered a letter to Axcan and TPG detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 19, 2010, Axcan and TPG delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 - $11.75 per share.

On September 1, 2010, Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented on numerous occasions in the weeks following.

On September 3, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) began to approach potential financing sources.

On September 7, 2010, representatives of GSI distributed final bid instructions to representatives of Axcan and TPG. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the Confidentiality Agreement, dated as of September 13, 2010 (the “September Side Letter”) to provide that certain provisions would not apply to potential debt financing sources.

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On September 14, 2010, the Chief Executive Officer of Eurand gave a live presentation in Boston, Massachusetts to representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement), with representatives of GSI also present. The Chief Executive Officer of Eurand outlined a revised business plan and other information regarding its pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement), including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, the Chief Financial Officer, the Chief Legal Officer and other members of Eurand senior management provided responses to Axcan’s due diligence requests and participated in several telephonic meetings at which representatives from Axcan, TPG (acting as advisors to Axcan under the Management Agreement), Eurand, Eurand’s legal counsel Morgan, Lewis & Bockius (“Morgan Lewis”) and GSI were present.

During the last week in September, GSI, TPG (acting as advisors to Axcan under the Management Agreement) and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010 Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement (as defined below).

On September 30, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) met again in Milan, Italy as part of their diligence review of Eurand. Bank of American Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On October 4, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided a telephonic presentation to potential debt financing sources for the potential transaction, including Bank of America Merrill Lynch. During the following week, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided diligence materials to potential debt financing sources.

On the evening of October 18, 2010, Axcan and TPG (acting as advisors to Axcan under the Management Agreement) delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

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On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan Lewis and representatives of Ropes & Gray and Clearly, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letter to Ropes & Gray.

On November 4, 2010, the Chief Executive Officer of Eurand and Dr. Simon Turton, member of the board of directors of Eurand and a representative of Warburg (as defined below), had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Morgan Lewis and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel for Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”) had a discussion with Ropes & Gray regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes & Gray delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to Eurand under certain circumstances.

On November 11, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer and Dr. Turton that Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to Eurand in the event that antitrust clearance is not obtained under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

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From November 12, 2010 through November 20, 2010 representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) participated in calls with representatives of GSI and Eurand.

On November 21, 2010, Ropes & Gray distributed a revised draft of the Purchase Agreement to Eurand and Morgan Lewis. Also on this date, Ropes & Gray, the Chief Legal Officer of Eurand and Morgan Lewis discussed the projected signing.

On November 22, 2010, the Chief Legal Officer of Eurand, Morgan Lewis, Ropes & Gray, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) met individually with members of Eurand’s senior management in New York, New York to express Axcan’s desire to retain such employees after the Closing.

On November 23, 2010 and November 24, 2010, Eurand’s Chief Legal Officer and representatives from Morgan Lewis, Willkie Farr, Sullivan & Cromwell LLP, legal counsel for the non-executive members of the board of directors of Eurand (“S&C”) and Ropes & Gray met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition were not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of Eurand after the consummation of the tender offer. Representatives of a special committee, whose members are the independent non-executive members of the board of directors of Eurand (the “Special Committee”), requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of Eurand determined that the offer was not in its interest, such shareholder would not nevertheless feel obliged to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

On November 23, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) learned that the Chief Executive Officer of Eurand may resign, and Axcan confirmed its desire to proceed with a transaction notwithstanding the potential resignation of the Chief Executive Officer of Eurand.

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On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition or (ii) Eurand be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, Morgan Lewis distributed to Ropes & Gray a revised draft of the Purchase Agreement.

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, TPG (acting as advisors to Axcan under the Management Agreement), Morgan Lewis, Willkie Farr, Dutch legal counsel for Eurand (“NautaDutilh”), S&C, Ropes & Gray and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes & Gray and Morgan Lewis distributed revised drafts of the Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Chief Executive Officer of Eurand. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to Eurand upon certain events be increased to $35 million and Axcan agreed to increase such break fee to $30 million.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised Eurand’s employees of the transaction.”

4.	We note your response to prior comment 9. While we also note your belief that the debt commitment letter leads to your conclusion that the offer is fully financed, we note that the continued inclusion of a financing condition in the offer document may call into question whether the offer is, in fact, fully financed. As a result, please revise your disclosure to state that the financing condition has been satisfied, or in the alternative, that upon waiver of the financing condition you will promptly file an amendment to your Schedule TO and extend the offer so that at least five business days remain in the offer.

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Response:

The Bidders acknowledge the Staff’s comment. When the bonds that represent a portion of the debt financing have been priced, the Bidders intend to promptly file an amendment to the Schedule TO to delete the references to a financing condition in the Offer to Purchase. To ensure that at least five business days remain in the offer after such amendment, the Bidders will extend the offer if less than five business days remain in the offer at that time.

This amendment to the Schedule TO will amend the fourth paragraph under the subheading “What are the most significant conditions to the Offer” on page S-vi of the Offer to Purchase as marked below.

“We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled Expiration Date, (x) each condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived, (y) the Minimum Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Purchase Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition to the Offer shall have been satisfied or waived, and (y) ~~the proceeds of the Debt Financing (as defined below) are not funded pursuant to the terms of the second amended and restated debt commitment letter, dated as of December 15, 2010 (the “Debt Commitment Letter”), from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. and (z)~~ no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.”

In addition, this amendment to the Schedule TO will amend the tenth paragraph of Section 1 – “Terms of the Offer” on page 6 of the Offer to Purchase as marked below:

“We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled Expiration Date, (x) each condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived, (y) the Minimum Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Purchase Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition

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to the Offer shall have been satisfied or waived, and (y) ~~the proceeds of the Debt Financing (as defined below) are not funded pursuant to the terms of the second amended and restated debt commitment letter, dated as of December 15, 2010 (the “Debt Commitment Letter”), from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. and (z)~~ no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.”

Certain Information Concerning Eurand, page 17

5.	We note that the projected financial information included in this section pursuant to our prior comment 14 has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:

As noted on page 6 of Supplement No. 1 to the Offer to Purchase, the disclosed projected financial information was provided to Parent by Eurand as part of Parent’s due diligence process. The Bidders acknowledge the information may be deemed to be material information that was not, at the time of disclosure to the Bidders, available to the public. However, in providing the projected financial information to Parent, Eurand did not include a reconciliation of non-GAAP financial measures. The Bidders therefore did not have the information necessary to provide such reconciliation in their disclosure, but provided the projected financial information at the request of the Staff.

Since the Bidders filed Amendment No. 1 to the Schedule TO, Eurand has disclosed a reconciliation of non-GAAP financial measures in Amendment No. 2 to Eurand’s Schedule 14D-9 filed with the Commission on January 20, 2011. The Bidders have amended and supplemented Section 7 — “Certain Information Concerning Eurand” under the subheading “Projected Financial Information” on pages 6 and 7 of Supplement No. 1 to the Offer to Purchase as marked below:

“Projected Financial Information. Eurand has advised us that Eurand does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, Eurand provided certain projected and budgeted financial information concerning Eurand to Parent. Eurand has advised us that Eurand’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and period revisions based on actual experience and business developments. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on the projected financials summarized below, or the assumptions underlying such information.

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Eurand has advised us that the projections summarized below reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of Eurand, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, Eurand has advised us the projections reflect Eurand’s management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. Eurand has advised us that Eurand’s management prepared the projections to reflect its best currently available estimates and judgments as to Eurand’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for Eurand’s products; development of new products; failure of Eurand to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Eurand’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections may also be affected by Eurand’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond Eurand’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as any indication that any of Eurand, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events (or in the case of projected financials for 2010, the actual results of that fiscal year), and the projections should not be relied upon as such. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Eurand has informed us that it does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Eurand compared to the information contained in the projections or that forecasted results will be achieved. Eurand

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has made no representation to us, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Eurand to Parent.

Eurand’s shareholders are cautioned not to place undue reliance on the projected information provided in this Offer to Purchase.

PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EPS means earnings per share.

Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.

The projections should be read together with Eurand’s financial statements that can be obtained from Eurand’s public filings with the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Eurand’s SEC filings are also available to the public from commercial document retrieval services and at the SEC web site at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Eurand’s 2009 Annual Report on Form 20-F.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Eurand’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Eurand may achieve the results contained in the projections, and accordingly assume no responsibility for them.

- 14 -	January 20, 2011

Reconciliation between Net Income and EBITDA

EBITDA should not be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by Eurand may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Eurand’s projections of EBITDA and projections of net income, a financial measurement prepared in accordance with GAAP, is set forth below.

	2010	2011	2012	2013	2014
	($in millions other than per share amounts)
Net Income	4.3	22.2	31.9	39.9	47.7
Taxes	4.0	14.8	17.2	21.5	25.8
Interest Income	(0.7)	(0.8)	(0.9)	(1.3)	(1.6)
Depreciation	9.0	9.0	9.0	9.0	9.0
Amortization	1.6	1.5	1.5	1.5	1.5
EBITDA	18.2	46.7	58.7	70.6	82.4”

Source and Amount of Funds, page 19

6.	We issue prior comment 12 in part. Disclose any information required by Item 1007(d)(2) of Regulation M-A.

Response:

The Bidders acknowledge the Staff’s comment and therefore have amended and supplemented the Offer to Purchase to disclose the information required by Item 1007(d)(2) of Regulation M-A. The Bidders have revised Section 9 — “Source and Amount of Funds” under the subheading “Debt Financing” on pages 20 and 21 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase) to add the following paragraph before the final paragraph under the subheading:

“Axcan Intermediate Holdings currently intends to use cash generated by its and its subsidiaries’ operations to repay the Debt Financing in the ordinary course of business. Axcan Intermediate Holdings has no current plans or arrangements to refinance the Debt Financing.”

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 845-1200.

- 15 -	January 20, 2011

Best regards,

/s/ Jonathan M. Grandon, Esq.

Jonathan M. Grandon, Esq.
Ropes & Gray LLP

cc:	Richard Tarte, Esq., General Counsel, Axcan Holdings Inc.

Timothy Maxwell and Richard B. Aldridge, Morgan, Lewis & Bockius LLP

George J. Sampas, Sullivan & Cromwell LLP